EXHIBIT 99.3

Media Release

Rio Tinto provides Iron Ore update following Tropical Cyclone Zelia
16 February 2025

PERTH, Australia--(BUSINESS WIRE)-- Rio Tinto’s port, rail and mine operations have resumed after Tropical Cyclone Zelia passed over Western Australia’s Pilbara region.
All our people remained safe and unharmed during the weather event, which crossed the Pilbara coast north of Port Hedland on 14 February 2025.
Ship loading resumed at Cape Lambert and Dampier Ports on 15 February and all mines are operating.
Year to date, Dampier Port has been closed for 10 days and there have been 13 closure days at Cape Lambert due to Tropical Cyclone Sean, Tropical Cyclone Taliah, Tropical Cyclone Vince and Tropical Cyclone Zelia.
Dampier Port’s East Intercourse Island loading facility has been closed since it was flooded during Tropical Cyclone Sean, as stated in Rio Tinto’s 24 January 2025 update. It is expected to begin commissioning this week.
As reported in that update, first-quarter iron ore shipments will be affected by weather events. The company is working to mitigate impacts.
Pilbara iron ore shipment guidance for 2025 remains unchanged at 323 to 338 million tonnes.

Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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